Exhibit 99.1
Jean-Rene Fourtou Chairman and Chief Executive Officer Shareholders Meeting Tuesday April 29, 2003

Vivendi Universal's Ratings from Standard & Poors and Moody's Dec-01 Febr-02 Apr-02 June-02 July-02 Sept.-02 Nov.-02 Dec-02 Febr-03 Apr-03 BBB A- A A+ BBB- BB+ BB BB- BBB+ B+ .... .... Baa2 A2 A3 A1 Baa3 Ba1 Ba2 Ba3 Baa1 B1 .... .... Standard & Poor's Moody's Junk bonds Loss of confidence Fall in share price Increased financing costs Exit of pension funds Investment grade Standard & Poor's Moody's July 5, 2002 Moody's Intention to downgrade May 3, 2002 July 1 & 2 2002 August 14, 2002 October 30, 2002 1

Change in Vivendi Universal share price Vivendi Universal Placement of treasury shares January 7 Announcement of 2001 results - March 6 Announcement of 2002 first-half results August 14 Moody's downgrade S&P downgrade Arrival of new management July 3 Successful placement of &128;1bn of notes November 20 (since January 2002) Feb 02 Apr 02 June 02 July 02 Sept 02 Nov 02 Dec 02 Feb 03 Mar 02 Mar 03 Jan 03 Oct 02 Aug 02 May 02 Jan 02 Source : Reuters Cours en &128; Apr 03 2

Vivendi Universal vs. CAC 40 index from January 2002 to rating downgrade after H1 results on August 14, 2002 Source : Reuters (index 100 at 01-02 2002) 0 20 40 60 80 100 120 01/01/2002 20/01/2002 15/02/2002 15/03/2002 12/04/2002 10/05/2002 07/06/2002 05/07/2002 02/08/2002 CAC 40 Vivendi Universal 3

0 20 40 60 80 100 120 140 160 180 200 Vivendi Universal vs. CAC 40 index since August 16, 2002 CAC 40 Vivendi Universal Source : Reuters (index 100 at 16/08/2002) Aug 2002 Sept. /2002 Oct. 10/2002 Nov. 2002 Dec 2002 Jan. 2003 Feb. 2003 Mar 2003 April /2003 3a

* Net available cash flow from operations at VU level, after taxes and financing costs, and including dividends received Substantial debt and negative available cash flow Substantial debt: &128;35 billion at June 30, 2002 Very short-term commitments: &128;5.6 billion of repayments between July 2002 and March 2003 Badly structured debt: Cash generating companies carry no debt Loss-making companies and the holding company carry the majority of the debt Negative available cash flow at VU level*: 2001: &128;(1,200) million 2002: &128;(800) million 4

Very poor results 2002 Pro Forma 2001 Pro Forma 2.6 1.2 Cash flow from operations** 0.7 0.0 Proportional cash flow from operations*** (23.3) (13.6) - Net loss (0.5) (0.1) (0.1) (0.1) - Adjusted net loss* Excluding non-recurring restructuring costs: 2002 as published 2001 as published Net income/(loss) * Before goodwill amortization and depreciation, non-recurring costs and financial provisions ** Cash flow from operations: total EBITDA minus restructuring costs, investments, change in working capital and including dividends received from non-consolidated companies *** Proportional cash flow from operations: cash flow from operations x the % of our interest in subsidiaries In billions of euros 5

The Vivendi Universal Group in July 2002*

Approximately 6,000 consolidated companies and shareholdings



Sundance
EchoStar
Spencer Gifts
USA Networks
Theme parks
UCi
Universal Pictures
USAi
Sport Clubs
Sport Five
Media Overseas
StudioCanal
Telepiu
Nordic
Canal+ Technologies
Benelux
Expand
Theme channels
multiThématiques
Spain
Poland
Canal+
European channels
UGC
CanalSatellite
Hungary
Elektrim S.A.
Kenya
Maroc Telecom
Mauritel
Poland
Cegetel/SFR
Egypt
MP3.com
Education.com
I-France
E.music
CanalNumedia
Pressplay
Music
Clubs
Aeroservices
Genova Water
La Défense Real estate
Vivendures
Allociné
e-brands
Scoot
Moviso
Vizzavi France
Vizzavi Plc.
Flipside.com
Water
US publishing
Sunburst
Publishing France
General literature
Agua Argentinas
Keolis
Sithe
Energy
Spain publishing
Reference works
Health publishing
Trade press
Paris Real estate
Works of art
Mery Castle
Transportation
Free sheets, France
Venice
Consumer press, France
Waste management

* Incomplete list of companies; provided solely for illustration purposes

April 29 2003

VIVENDI UNIVERSAL

6

Vivendi Environnement


Sundance
EchoStar
Spencer Gifts
USA Networks
Theme parks
UCi
Universal Pictures
USAi
Sport Five
Sport Clubs
Media Overseas
StudioCanal
Telepiu
Nordic
Canal+ Technologies
Benelux
Expand
Theme channels
multiThématiques
Spain
Poland
Canal+
European channels
UGC
CanalSatellite
Hungary
Elektrim S.A.
Kenya
Maroc Telecom
Mauritel
Poland
Egypt
Cegetel/SFR
MP3.com
Education.com
I-France
E.music
CanalNumedia
Viventures
Allociné
e-brands
Scoot
Moviso
Vizzavi France
Vizzavi Plc.
Flipside.com
Pressplay
Music
Clubs
US publishing
Sunburst
Publishing France
General literature
Spain publishing
Reference works
Health publishing
Trade press
Free sheets, France
Consumer press, France
Aeroservices
Genova Water
La Défense Real estate
Agua Argentinas
Keolis
Sithe
Paris Real estate
Works of art
Mery Castle
Venice
Water
Energy
Transportation
Waste management

Incomplete list of companies; provided solely for illustration purposes

April 29 2003
VIVENDI UNIVERSAL
6.1

Telecommunications



Sundance
EchoStar
Spencer Gifts
USA Networks
Theme parks
UCi
Universal Pictures
USAi
Sport Five
Sport Clubs
Media Overseas
StudioCanal
Telepiu
Nordic
Canal+ Technologies
Benelux
Expand
Theme channels
multiThématiques
Spain
Poland
European channels
Canal+
UGC
CanalSatellite
Hungary
Elektrim S.A.
Kenya
Maroc Telecom
Mauritel
Poland
Cegetel/SFR
Egypt
MP3.com
Education.com
I-France
E.music
CanalNumedia
Viventures
Allociné
e-brands
Scoot
Moviso
Vizzavi France
Vizzavi Plc.
Flipside.com
Pressplay
Music
Clubs
Aeroservices
Genova Water
La Défense Real estate
Agua Argentinas
Keolis
Sithe
Paris Real estate
Works of art
Mery Castle
Venice
US publishing
Sunburst
Publishing France
General literature
Spain publishing
Reference works
Health publishing
Trade press
Free sheets, France
Consumer press, France
Water
Energy
Transportation
Waste management

Incomplete list of companies; provided solely for illustration purposes

April 29 2003

VIVENDI UNIVERSAL

6.2

Canal + Group


Sundance
EchoStar
Spencer Gifts
USA Networks
Theme parks
UCi
Universal Pictures
USAi
Sport Clubs
Sport Five
Media Overseas
StudioCanal
Telepiu
Nordic
Canal+ Technologies
Benelux
Expand
Theme channels
multiThématiques
Spain
Canal+
Poland
European channels
UGC
CanalSatellite
Hungary
Elektrim S.A.
Kenya
Maroc Telecom
Mauritel
Poland
Cegetel/SFR
Egypt
MP3.com
Education.com
I-France
E.music
CanalNumedia
Viventures
Allociné
e-brands
Scoot
Moviso
Vizzavi France
Vizzavi Plc.
Flipside.com
Pressplay
Music
Clubs
US publishing
Sunburst
Publishing France
General literature
Spain publishing
Reference works
Health publishing
Trade press
Free sheets, France
Consumer press, France
Aeroservices
Genova Water
La Défense Real estate
Agua Argentinas
Keolis
Sithe
Paris Real estate
Works of art
Mery Castle
Venice
Water
Energy
Transportation
Waste management

Incomplete list of companies; provided solely for illustration purposes

April 29 2003

VIVENDI UNIVERSAL

6.3

Internet


Sundance
EchoStar
Spencer Gifts
USA Networks
Theme parks
UCi
Universal Pictures
USAi
Sport Five
Sport Clubs
Media Overseas
StudioCanal
Telepiu
Nordic
Canal+ Technologies
Benelux
Expand
Theme channels
multiThématiques
Spain
Poland
European channels
Canal+
UGC
CanalSatellite
Hungary
Elektrim S.A.
Kenya
Maroc Telecom
Mauritel
Poland
Cegetel/SFR
Egypt
MP3.com
Education.com
I-France
E.music
CanalNumedia
Viventures
Allociné
e-brands
Scoot
Moviso
Vizzavi France
Vizzavi Plc.
Flipside.com
Pressplay
Music
Clubs
Aeroservices
Genova Water
La Défense Real estate
Agua Argentinas
Keolis
Sithe
Paris Real estate
Works of art
Mery Castle
Venice
US publishing
Sunburst
Publishing France
General literature
Spain publishing
Reference works
Health publishing
Trade press
Free sheets, France
Consumer press, France
Water
Energy
Transportation
Waste management

Incomplete list of companies; provided solely for illustration purposes

VIVENDI UNIVERSAL

April 29 2003

6.4

Other assets


Sundance
EchoStar
Spencer Gifts
USA Networks
Theme parks
UCi
Universal Pictures
USAi
Sport Five
Sport Clubs
Media Overseas
StudioCanal
Telepiu
Nordic
Canal+ Technologies
Benelux
Expand
Theme channels
multiThématiques
Spain
Poland
European channels
Canal+
UGC
CanalSatellite
Hungary
Elektrim S.A.
Kenya
Maroc Telecom
Mauritel
Poland
Cegetel/SFR
Egypt
MP3.com
Education.com
I-France
E.music
CanalNumedia
Viventures
Allociné
e-brands
Scoot
Moviso
Vizzavi France
Vizzavi Plc.
Flipside.com
Pressplay
Music
Clubs
US publishing
Sunburst
Publishing France
General literature
Spain publishing
Reference works
Health publishing
Trade press
Free sheets, France
Consumer press, France
Aeroservices
Genova Water
La Défense Real estate
Agua Argentinas
Keolis
Sithe
Paris Real estate
Works of art
Mery Castle
Venice
Water
Energy
Transportation
Waste management

Incomplete list of companies; provided solely for illustration purposes

April 29 2003

VIVENDI UNIVERSAL

6.5

Press and publishing


Sundance
EchoStar
Spencer Gifts
USA Networks
Theme parks
UCi
Universal Pictures
USAi
Sport Five
Sport Clubs
Media Overseas
StudioCanal
Telepiu
Nordic
Canal+ Technologies
Benelux
Expand
Theme channels
multiThématiques
Spain
Poland
Canal+
European channels
UGC
CanalSatellite
Hungary
Elektrim S.A.
Kenya
Maroc Telecom
Mauritel
Poland
Cegetel/SFR
Egypt
MP3.com
Education.com
I-France
E.music
CanalNumedia
Pressplay
Music
Clubs
Aeroservices
Viventures
Allociné
Genova Water
e-brands
La Défense Real estate
Scoot
Moviso
Vizzavi France
Vizzavi Plc.
Agua Argentinas
Keolis
Flipside.com
Sithe
Paris Real estate
Works of art
Mery Castle
Venice
Water
Energy
Transportation
Waste management
US publishing
Sunburst
Publishing France
General literature
Spain publishing
Reference works
Health publishing
Trade press
Free sheets, France
Consumer press, France

Incomplete list of companies; provided solely for illustration purposes

April 29 2003
VIVENDI UNIVERSAL
6.6

UMG, VUE and VU Games



Sundance
EchoStar
Spencer Gifts
USA Networks
Theme parks
UCi
Universal Pictures
USAi
Pressplay
Music
Clubs
US publishing
Sunburst
Publishing France
General literature
Spain publishing
Reference works
Health publishing
Trade press
Free sheets, France
Consumer press, France
Sport Five
Sport Clubs
Media Overseas
StudioCanal
Telepiu
Nordic
Canal+ Technologies
Benelux
Expand
Theme channels
multiThématiques
Spain
Poland
European channels
Canal+
UGC
CanalSatellite
Aeroservices
Genova Water
La Défense Real estate
Agua Argentinas
Keolis
Sithe
Paris Real estate
Works of art
Mery Castle
Venice
Hungary
Elektrim S.A.
Kenya
Maroc Telecom
Mauritel
Poland
Cegetel/SFR
Egypt
MP3.com
Education.com
I-France
E.music
CanalNumedia
Viventures
Allociné
e-brands
Scoot
Moviso
Vizzavi France
Vizzavi Plc.
Flipside.com
Water
Energy
Transportation
Waste management

Incomplete list of companies; provided solely for illustration purposes

April 29 2003

VIVENDI UNIVERSAL

6.7

What we achieved in 2002 Serious liquidity situation solved: Bank facilities of &128;1 billion obtained in July &128;7 billion of asset disposals in H2 Cash drains reduced (Canal+, Internet, corporate, etc.) Management efforts focused on cash position &128;1 billion of notes mandatorily redeemable for Vivendi Universal shares issued in November New Board of Directors and new corporate governance rules put in place New management team put in place and central functions reorganized 7

What we achieved in 2002 Strategic review of all businesses Canal+ Group: definition and launch of new strategy and new management team put in place Strengthening of majority interest in Cegetel-SFR and disposal of 20.4% of Vivendi Environnement Implementation of budgets focusing on net income and cash generation (cont.) 8

Our priorities 2003: a year of transition Debt restructuring : already well under way Issue of a €1.2 billion high-yield bond (March 2003) Maturity of €2.5 billion of debt extended to 3 years to gain flexibility (in progress) Continue the asset disposal plan At least €7 billion in 2003, & €2 billion of which have already been carried out (end of March) Major issue: total or partial sale of VUE Manage operating activities efficiently by focusing on net income and cash generation Introduction of individual bonuses linked to precise targets and implementation of monthly review of results 9

Define a strategy for each business Define and prepare the group's future Our objective: to generate net income (excluding non- recurring items and goodwill amortization) for the first time in 3 years, and post strong growth in cash flow 2003: A year of transition (cont.) 10

Our vision for 2004 A group with practically no debt , refocused on Telecoms: Majority control in Cegetel - SFR and Maroc Telecom, highly profitable companies With a refocused Canal + Group, back on track Probably including Universal Music Group, either fully or through a partnership, which will be profitable despite overall market decline With cash or a cash/shareholding mix resulting from the sale of Vivendi Environnement and Vivendi Universal Entertainment (VUE) In 2004, 100% of Cegetel - SFR and Maroc Telecom would, together, represent: Operational cash-flow close to 3 billion &128; Operating income of more than 2.5 billion &128; 11

Important Legal Disclaimer This presentation contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward- looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risks that: the reduction of Vivendi Universal's indebtedness expected to be reached as a result of the debt-reduction plan, proposed disposals and/or restructurings will not materialize in the timing or manner described in the presentation; that Vivendi Universal will not be able to obtain the regulatory, competition or other approvals necessary to complete certain proposed transactions; that actual cash flow and net debt figures differ from the estimated targets described in the presentation; that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; that Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology and content providers; as well as the risks described in the documents Vivendi Universal has filed previously with the U.S. Securities and Exchange Commission and/or the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.